Exhibit 1

MATERIAL CHANGE REPORT

THIS MATERIAL CHANGE REPORT IS BEING FILED WITH THE
APPROPRIATE SECURITIES REGULATORY AUTHORITIES
TO COMPLY WITH THE REQUIREMENTS OF:

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER

NOVA Chemicals Corporation (“NOVA Chemicals”) 645 – 7th Avenue S.W. Calgary, Alberta T2P 4G8

ITEM 2:	DATE OF MATERIAL CHANGE

May 21, 2003

ITEM 3:	PRESS RELEASE

The attached press releases were issued by NOVA Chemicals in Pittsburgh, Pennsylvania on May 21, 2003 in connection with the material change.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

NOVA Chemicals announced that it had entered into two agreements pursuant to which it will dispose of its approximate 37% equity interest in Methanex Corporation (“Methanex”). NOVA Chemicals will sell: (a) 37,946,876 Methanex shares in a secondary offering for proceeds of approximately CDN$504,000,000; and (b) subject to Methanex shareholder approval, 9,000,000 Methanex shares to Methanex for cancellation for proceeds of approximately US$88,000,000.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On May 21, 2003 NOVA Chemicals and NOVA Petrochemicals Ltd. (“NPL”), a wholly-owned subsidiary, entered into an underwriting agreement with Methanex, RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc. (the “Underwriting Agreement”) to sell 37,946,876 common shares in the capital of Methanex owned by NOVA Chemicals and its affiliates through a secondary offering in Canada and the United States (the “Offering”). The common shares being sold pursuant to the Offering represent approximately 30%

of the outstanding Methanex common shares.* The gross proceeds of the Offering will be approximately CDN$504,000,000. Closing of the Offering is expected to occur on June 5, 2003.

Also on May 21, 2003 NOVA Chemicals, Methanex and an affiliate of NOVA Chemicals entered into a share purchase agreement pursuant to which Methanex has agreed to purchase, through a series of transactions, 9,000,000 of its shares which are beneficially owned by NOVA Chemicals (the “Repurchase Transaction”). The Repurchase Transaction is subject to the closing of the Offering and to the approval of Methanex shareholders, other than NOVA Chemicals and its affiliates, at a special meeting to be held on June 30, 2003.

Following the completion of the Offering and the Repurchase Transaction, NOVA Chemicals will have no remaining equity interest in Methanex.

ITEM 6:	RELIANCE ON PROVISIONS PERMITTING THE FILING OF THE MATERIAL CHANGE REPORT ON A CONFIDENTIAL BASIS

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	SENIOR OFFICERS

Mr. Jack Mustoe, Senior Vice President, Legal and General Counsel, is knowledgeable about the material change and may be contacted at (412) 490-4511.

ITEM 9:	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Pittsburgh, Pennsylvania this 29th day of May, 2003.

NOVA CHEMICALS CORPORATION

By:	“Jack Mustoe” Name: JACK MUSTOE Title: Senior Vice President, Legal and General Counsel

* Assumes a total of 125,651,639 Shares outstanding based on information provided by Methanex as of December 31, 2002.

FOR IMMEDIATE RELEASE	May 21, 2003

NOVA Chemicals announces secondary offering of shares in
Methanex Corporation

Pittsburgh, PA – NOVA Chemicals announced today it has entered into an agreement with Methanex Corporation and a syndicate of underwriters in connection with a secondary offering of 37.9 million shares, or 81% of the 46.9 million shares of Methanex Corporation owned by NOVA Chemicals at an offering price of Can $13.30 per share or U.S. $9.85 per share for proceeds from this transaction of approximately Can. $504 million or approximately U.S. $373 million. Closing is expected to take place first week of June 2003.

RBC Capital Markets is acting as lead manager for the offering and CIBC World Markets is acting as co-lead manager. Other members of the syndicate include Scotia Capital, TD Securities, Citigroup and UBS Warburg.

The offering will be made concurrently in Canada and the United States pursuant to the multi-jurisdictional disclosure system. Methanex has filed a preliminary prospectus with regulatory authorities in Canada. A registration statement relating to these securities has also been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. When available, a copy of the preliminary prospectus may be obtained from RBC Capital Markets Prospectus Department 60 South Sixth Street Minneapolis, MN 55402-4422.

NOVA Chemicals Corporation is a focused commodity chemical company, producing olefins/polyolefins and styrenics at 18 locations in the United States, Canada, France, the Netherlands and the United Kingdom. NOVA Chemicals Corporation shares trade on the Toronto and New York exchanges under the trading symbol NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Jeffrey Pina – Vice President, Public Affairs
Tel:          412.490.4661
E-mail:    pinaj@novachem.com

Investor Relations inquiries, please contact:
Beth Eckenrode – Vice President, Investor Relations
Tel:          412.490.4331
E-mail:    eckenrb@novachem.com

FOR IMMEDIATE RELEASE	May 21, 2003

NOVA Chemicals to sell approximately 19% of its
Methanex holdings back to Methanex Corporation

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) announced today that it intends to sell nine million shares, or approximately 19% of the 46.9 million shares, of NOVA Chemicals’ interest in Methanex holdings at a price of U.S. $9.85 per share back to Methanex Corporation, subject to the approval of Methanex shareholders.

In a related transaction, a secondary offering of 37.9 million Methanex shares was also announced today.

NOVA Chemicals would receive proceeds of approximately U.S. $89 million from Methanex, assuming the shareholders approve the transaction and approximately U.S. $373 million from the secondary offering for a total of approximately U.S. $462 million. Once this transaction is completed, NOVA Chemicals would have no remaining equity interest in Methanex.

“Selling our position in Methanex is good for both companies, says Jeffrey M. Lipton, President and Chief Executive Officer, NOVA Chemicals. NOVA will generate a favorable return on our investment and will use proceeds to pay down short-term debt and take positive steps to increase value for our shareholders.”

NOVA Chemicals Corporation is a focused commodity chemical company, producing olefins/polyolefins and styrenics at 18 locations in the United States, Canada, France, the Netherlands and the United Kingdom. NOVA Chemicals Corporation also owns 37 percent of Methanex Corporation, the world’s largest and lowest cost producer of methanol. NOVA Chemicals Corporation shares trade on the Toronto and New York exchanges under the trading symbol NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Jeffrey Pina – Vice President, Public Affairs
Tel:          412.490.4661
E-mail:    pinaj@novachem.com

Investor Relations inquiries, please contact:
Beth Eckenrode – Vice President, Investor Relations
Tel:          412.490.4331
E-mail:    eckenrb@novachem.com